Exhibit 4.3

AMENDMENT NO. 1 TO THE

AMETEK, INC.

2007 OMNIBUS INCENTIVE COMPENSATION PLAN

WHEREAS, AMETEK, Inc. (the “Company”) adopted the 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, Section 18 of the Plan permits the Board of Directors of the Company to amend the Plan; and

WHEREAS, the Board of Directors of the Company now desires to amend the Plan in certain respects;

NOW, THEREFORE, the Plan is hereby amended as follows:

1.	Section 18(b) No Repricing Without Stockholder Approval is hereby amended by adding the following language at the end thereof:

“Furthermore, except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, distribution (whether in the form of cash, Company Stock, other securities or other property), stock split, extraordinary cash dividend, recapitalization, Change of Control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Company Stock or other securities, or similar transaction(s)), the Company may not, without obtaining stockholder approval, cancel outstanding Options or SARs with an exercise price above the current stock price in exchange for cash or other securities.”

2.	The provisions of the Amendment shall become effective February 6, 2013 and may apply to Options and SARs granted or outstanding on or after that date, including, without limitation, outstanding Options and SARs which were granted prior to that date.

3.	Except to the extent hereinabove set forth, the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, this Amendment has been executed by a duly authorized officer of the Company as of the 6th day of February, 2013.

AMETEK, INC.

By:	/s/ Robert R. Mandos
Robert R. Mandos
Executive Vice President –
Chief Financial Officer

Attest:

/s/ Kathryn E. Sena
Kathryn E. Sena
Corporate Secretary